AUTOHOME INC.

10th Floor Tower B, CEC Plaza, 3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

March 31, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Autohome Inc. has included disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 27, 2015. This disclosure can be found on pages 43 to 44 of the Annual Report on Form 20-F.

Very truly yours,

/s/ James Zhi Qin
James Zhi Qin
Director and Chief Executive Officer